December 14, 2005
VIA EDGAR AND HAND DELIVERY
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
12636 High Bluff Drive, Suite 400
San Diego, California 92130-2071
Tel: (858) 523-5400 Fax: (858) 523-5450
www.lw.com

FIRM / AFFILIATE OFFICES
Boston	New York
Brussels	Northern Virginia
Chicago	Orange County
Frankfurt	Paris
Hamburg	San Diego
Hong Kong	San Francisco
London	Shanghai
Los Angeles	Silicon Valley
Milan	Singapore
Moscow	Tokyo
New Jersey	Washington, D.C.

Re:	Somaxon Pharmaceuticals, Inc. Registration Statement on Form S-1 Registration No. 333-128871
Dear Mr. Riedler:
     In connection with the offering (the “Offering”) by Somaxon Pharmaceuticals, Inc. (the “Company”) pursuant to the above-referenced Registration Statement, we are counsel to the Company.
     The managing underwriters have informed us that due to present market conditions, it would be advisable to make the following change to the Registration Statement: reduce the proposed pricing range of the Offering from $13.00 to $15.00 per share, as stated in the previously circulated preliminary prospectus, to $10.00 to $12.00.
     The Company has informed us that the primary effect of such changes will be that the net proceeds available for the Company as a result of the Offering will be reduced from $63.2 million to $49.3 million. Other price-related information in the preliminary prospectus contained sensitivity analysis indicating the amount of change resulting from a change in the assumed offering price.
     Based upon the foregoing, we are of the opinion that the proposed reduction in offering price does not require recirculation of the preliminary prospectus under Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, or Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.
     Davis Polk & Wardwell, counsel to the underwriters of the Offering, have informed us that they concur with our opinion that recirculation of the preliminary prospectus is not required.

December 14, 2005

     We have been advised by the managing underwriters that they will contact their accounts and inform them of the reduced offering price and will convey to their accounts a free writing prospectus containing the revised “Use of Proceeds” disclosure prior to the confirmation of purchase orders. We have been further advised by the managing underwriters that all confirmations of purchase orders by the underwriters will be accompanied by a final prospectus that reflects the reduced price of the Offering.
     If you have any questions or comments concerning the foregoing, please do not hesitate to call Cheston J. Larson at (858) 523-5435 or John J. Huber at (202) 637-2242.
Very truly yours,
/s/   Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP

cc:	Michael Reedich, Esq., U.S. Securities and Exchange Commission
Zafar Hasan, Esq., U.S. Securities and Exchange Commission
Kenneth M. Cohen, Somaxon Pharmaceuticals, Inc.
John J. Huber, Esq., Latham & Watkins LLP
Scott N. Wolfe, Esq., Latham & Watkins LLP
Bruce K. Dallas, Esq., Davis Polk & Wardwell